SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

AFH Acquisition IX, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

None
(CUSIP Number)

Hesam Kiani Managing Director Enrochem Limited c/o The Chartwell Partnership Ltd 47 Bury New Road, Prestwich Manchester, United Kingdom M25 9JY +65 81198811
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
Enrochem Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
5,000,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%*

14	TYPE OF REPORTING PERSON
CO

*	Based on 5,000,000 shares of common stock of Enrochem Limited outstanding as of September 11, 2017

CUSIP No.	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON
Hesam Kiani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
5,000,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%*

14	TYPE OF REPORTING PERSON
IN

CUSIP No.	SCHEDULE 13D	Page 4 of 7 Pages

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of AFH Acquisition IX, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is c/o The Chartwell Partnership Ltd, 47 Bury New Road, Prestwich, Manchester, United Kingdom M25 9JY.

Item 2.  Identity and Background

(a)	This statement is being filed by:

(1)	Enrochem Limited, a technology development and trading company incorporated in England and Wales (“Enrochem”); and

(2)	Hesam Kiani, who is the sole shareholder and sole director of Enrochem, which has no officers.

The persons named in this Item 2 are referred to collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 3 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-l(k) under the Act.

(b)	The address of the principal business office of Enrochem and Mr. Kiani is c/o The Chartwell Partnership Ltd, 47 Bury New Road, Prestwich, Manchester, United Kingdom M25 9JY.

(c)	Mr. Kiani has served as the Managing Director of Enrochem since January 2012 and has served as the Director of Finance and a member of the board of directors of BBS Holdings Pte Ltd. (“BBS Holdings”), a company incorporated in Singapore that develops energy measurement and management technology, since September 2014. The address of BBS Holdings is 10 Tannery Lane, Singapore 347773.

(d)-(e)	During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kiani is a citizen of the United Kingdom.

Item 3.  Source or Amount of Funds or Other Consideration

Enrochem acquired 5,000,000 shares of Common Stock on August 30, 2017 in connection with the execution of a stock purchase agreement (the “Stock Purchase Agreement”) by and among Enrochem, AFH Holding & Advisory LLC, a Delaware limited liability company (“AFH Holding”), and the Issuer, which was amended by a letter agreement on September 6, 2017. Pursuant to the Stock Purchase Agreement, Enrochem purchased 5,000,000 shares of Common Stock from AFH Holding for an aggregate purchase price of $750,000. All of the funds required to acquire the shares of the Common Stock by Enrochem were furnished from the working capital of Enrochem. Mr. Kiani is the sole shareholder and sole director of Enrochem.

CUSIP No.	SCHEDULE 13D	Page 5 of 7 Pages

Item 4.  Purpose of Transaction

Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

Enrochem acquired the shares of Common Stock reported in this statement for investment purposes without a view to public distribution or resale. The Reporting Persons do not have, as of the date of this statement, any plans or proposals which relate to or would result in any of the actions or events specified in clauses (a), (h) or (i). With respect to other events specified in Item 4, the Reporting Persons may seek to change management of the Issuer, acquire or merge with another business; sell or transfer a material amount of assets of the Issuer; complete a reorganization or liquidation of the Issuer; change the present board of directors or management; make changes to the present capitalization; make changes to the present business or corporate structure; make changes to the charter and/or bylaws and other related changes. The Reporting Persons reserve the right to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4. In addition, Mr. Kiani is the President, Secretary and sole director of the Issuer.

Item 5.  Interest in Securities of the Issuer

(a)	As of September 11, 2017:

(1)	Enrochem may be deemed to beneficially own 5,000,000 shares of the Issuer’s Common Stock, representing 100.0% of the outstanding shares of the Issuer’s Common Stock; and

(2)	by virtue of the authority granted to him by Enrochem to vote and to dispose of the securities held by Enrochem, Mr. Kiani may be deemed to beneficially own 5,000,000 shares of the Issuer’s Common Stock, representing 100.0% of the outstanding shares of the Issuer’s Common Stock, in each case, based on 5,000,000 shares of the Issuer’s Common Stock outstanding as of September 11, 2017, as provided to the Reporting Persons by the Issuer.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. The Reporting Persons share voting and dispositive power over the 5,000,000 shares of Common Stock held by Enrochem.

(c)	The information contained on the cover pages and in Item 3 of this Schedule 13D is incorporated herein by reference.

(d)	Not applicable

(e)	Not applicable

CUSIP No.	SCHEDULE 13D	Page 6 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 3 and 5 of this Schedule 13D is incorporated herein by reference.

The Stock Purchase Agreement contains customary representations, warranties and covenants of the parties thereto, respectively, and the parties to the Stock Purchase Agreement have agreed to indemnify each other against certain losses resulting from breaches of their respective representations, warranties and covenants.

Other than as set forth above, none of the Reporting Persons have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, none of the Reporting Person have pledged securities of the Issuer nor are the securities of the Issuer held by any of the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1-	Stock Purchase Agreement, dated as of August 30, 2017, by and among Enrochem (UK), Ltd., AFH Acquisition IX, Inc., and AFH Holding & Advisory LLC (Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 7, 2017)

Exhibit 2-	Letter Amendment, dated as of September 6, 2017, by and among Enrochem Limited, AFH Acquisition IX, Inc., and AFH Holding & Advisory LLC (Previously filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 7, 2017)

Exhibit 3-	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

CUSIP No.	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of September 11, 2017.

Enrochem Limited

By:	/s/ Hesam Kiani
Name: Hesam Kiani
Title: Managing Director

By:	Hesam Kiani

/s/ Hesam Kiani